Dreyfus
Florida Intermediate
Municipal Bond Fund

SEMIANNUAL REPORT June 30, 2005



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Florida Intermediate Municipal Bond Fund, covering the six-month period from January 1, 2005, through June 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Scott Sprauer.

The first half of 2005 proved to be an unusual time for fixed-income securities, including municipal bonds. Contrary to historical norms, yields of longer-term securities fell — and their prices rose — even as the Federal Reserve Board attempted to forestall inflationary pressures by raising short-term interest rates. Signs of potential economic weakness, a strengthening U.S. dollar and robust investor demand for a limited supply of tax-exempt securities appear to have fueled the market's rally.

Our economists currently expect the U.S. economy to continue to grow over the foreseeable future without significant new inflationary pressures. These factors may create new opportunities and challenges for municipal bond investors, potentially leading to market conditions that could affect the various sectors of the U.S. fixed-income market in different ways. As always, we encourage you to discuss these and other matters with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 15, 2005



DISCUSSION OF FUND PERFORMANCE

Scott Sprauer, Portfolio Manager

How did Dreyfus Florida Intermediate Municipal Bond Fund perform relative to its benchmark?

For the six-month period ended June 30, 2005, the fund achieved a total return of 1.49%.[1] The Lehman Brothers 7-Year Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 1.61% for the same period.[2] In addition, the fund is reported in the Lipper Florida Intermediate Municipal Debt Funds category. Over the reporting period, the average total return for all funds reported in the Lipper category was 1.25%.[3]

Intermediate-term municipal bonds remained surprisingly stable during the reporting period, even as short-term interest rates rose. The fund produced a higher return than its Lipper category average, primarily due to strong income from its core holdings of seasoned, higher-coupon bonds. The fund produced a lower return than that of its benchmark, however, primarily because the Index contains bonds from many states, not just Florida, and does not reflect fund fees and expenses.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of capital.

To pursue this goal, the fund normally invests at least 80% of its assets in municipal bonds issued by the state of Florida, its political subdivisions, authorities and corporations, that provide income exempt from federal income tax and which enable the fund's shares to be exempt from the Florida intangible personal property tax. The fund generally maintains a dollar-weighted average portfolio maturity between three and 10 years.

While the fund generally intends to invest only in investment-grade securities or the unrated equivalent as determined by Dreyfus, it does have the ability to invest up to 20% of its net assets in bonds rated below investment grade ("high-yield" or "junk" bonds) or the unrated equivalent as determined by Dreyfus.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We also may look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

Signs of stronger economic growth and higher inflation caused investors in early 2005 to worry that the Federal Reserve Board (the "Fed") might raise interest rates to a higher level and at a faster pace than they previously expected. However, the Fed continued to raise short-term interest rates gradually at each of four meetings of its Federal Open Market Committee ("FOMC") during the reporting period, driving the overnight federal funds rate to 3.25% by the reporting period's end.

Despite rising interest rates, prices of intermediate-term bonds remained surprisingly stable. Although Fed Chairman Alan Greenspan called the resilience of longer-term bonds a "conundrum," it appears that robust demand from foreign investors, including Asian central banks, helped support their prices.

The fund also benefited from improving fiscal conditions in Florida. In fact, many analysts consider Florida's economy to rank among the strongest in the nation. The state's conservative fiscal policies and substantial budget reserves have earned it a "triple-A" credit rating from the Standard and Poor's rating agency. Yet, the supply of newly issued Florida securities has remained ample, and investor demand has continued to be relatively robust.

In this market environment, we made few changes to the fund's composition because its existing holdings generally provided higher levels of tax-exempt income than were available from newly issued securities. When existing holdings matured or were redeemed early by their issuers, we typically reinvested in callable, premium-priced bonds, which historically have held up well during market downturns. In addition, we generally chose maturities that enabled us to maintain broad diversification along the fund's maturity spectrum. As a result of this strategy, the fund's average duration — a measure of sensitivity to changing interest rates — remained in a range that was roughly in line with, to slightly longer than, industry averages.

What is the fund's current strategy?

Recently mixed economic signals have suggested that the economic cycle may be moving to a new, slower-growth phase. While we believe that the Fed may be approaching the end of its moves toward a less accommodative monetary policy, it likely will continue to raise the federal funds rate at one or more of its upcoming FOMC meetings. Accordingly, we have continued to maintain an emphasis on higher-quality, callable, premium-priced bonds.

July 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year, tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Florida Intermediate Municipal Bond Fund from January 1, 2005 to June 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended June 30, 2005

Expenses paid per $1,000†	$ 4.00
Ending value (after expenses)	$1,014.90

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended June 30, 2005

Expenses paid per $1,000†	$ 4.01
Ending value (after expenses)	$1,020.83

† *Expenses are equal to the fund's annualized expense ratio of .80%; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2005 (Unaudited)

Long-Term Municipal Investments—97.8%	Principal Amount ($)	Value ($)
Florida—90.8%		
Boynton Beach, Utility Systems Revenue 5.375%, 11/1/2008 (Insured; FGIC)	1,000,000	1,053,340
Brevard County Health Facilities Authority, Revenue (Holmes Regional Medical Center) 5.30%, 10/1/2007 (Insured; MBIA)	3,000,000	3,116,550
Brevard County Housing Finance Authority, MFHR (Windover Oaks) 6.90%, 2/1/2007 (Collateralized; FNMA)	2,000,000	2,055,580
Broward County, Water & Sewer Utility Revenue 5%, 10/1/2021	2,000,000	2,178,160
Broward County School Board, COP:		
5.375%, 7/1/2013 (Insured; FSA) (Prerefunded 7/1/2011)	4,370,000 [a]	4,894,225
5.50%, 7/1/2014 (Insured; FSA) (Prerefunded 7/1/2011)	4,715,000 [a]	5,351,666
Capital Projects Finance Authority, Student Housing Revenue (Capital Projects Loan Program) 5.50%, 10/1/2016 (Insured; MBIA)	4,285,000	4,673,221
Charlotte County, Utility Revenue 5.40%, 10/1/2008 (Insured; FGIC)	1,210,000	1,272,472
Clay County Housing Finance Authority, Revenue (Multi-County Program) 4.85%, 10/1/2011 (Collateralized; FNMA & GNMA)	755,000	786,529
Cocoa, Water and Sewer Revenue 5.50%, 10/1/2023 (Insured; AMBAC)	3,310,000	3,931,452
Dade County:		
Special Obligation Revenue:		
(Solid Waste System) 6%, 10/1/2006 (Insured; AMBAC)	2,565,000	2,668,293
Zero Coupon, 10/1/2010 (Insured; AMBAC)	6,825,000	5,662,429
Water and Sewer Systems Revenue 6.25%, 10/1/2011 (Insured; FGIC)	2,115,000	2,471,949
Florida Board of Education:		
Capital Outlay (Public Education):		
5.50%, 6/1/2010 (Prerefunded 6/1/2006)	5,725,000 [a]	5,933,218
5.50%, 6/1/2018 (Prerefunded 6/1/2010)	5,000,000 [a]	5,601,550
Lottery Revenue:		
5.25%, 7/1/2018 (Insured; FGIC)	9,330,000	10,239,675
5.25%, 7/1/2018 (Insured; FGIC)	2,500,000	2,783,475
5.25%, 7/1/2019 (Insured; FGIC)	3,675,000	4,033,312
Florida Department of Environmental Protection, Revenue:		
5.75%, 7/1/2009 (Insured; FGIC)	5,100,000	5,634,429
(Florida Forever) 5.375%, 7/1/2017 (Insured; MBIA)	3,450,000	3,867,726

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Florida (continued)		
Florida Municipal Loan Council, Revenue (North Miami Beach Water) 5.375%, 8/1/2018 (Insured; MBIA)	1,990,000	2,233,218
Florida Municipal Power Agency, Revenue (Stanton II) 5.50%, 10/1/2015 (Insured; AMBAC)	3,635,000	4,098,172
Florida Ports Financing Commission, Revenue (Transportation Trust Fund−Intermodal Program) 5.50%, 10/1/2016 (Insured; FGIC)	1,745,000	1,881,302
Florida Turnpike Authority, Turnpike Revenue (Department of Transportation):		
5%, 7/1/2021 (Insured; AMBAC)	3,000,000	3,295,470
5.25%, 7/1/2023	1,945,000	2,111,103
Florida Water Pollution Control Financing Corp., Water Pollution Control Revenue 5.25%, 1/15/2021	2,545,000	2,814,923
Halifax Hospital Medical Center, HR 5%, 10/1/2010 (Insured; MBIA)	1,750,000	1,860,128
Hialeah Gardens, IDR (Waterford Convalescent) 7.875%, 12/1/2007	395,000	395,324
Hillsborough County, Utility Revenue:		
Zero Coupon, 8/1/2006 (Insured; MBIA)	5,000,000	4,854,550
5.50%, 8/1/2014 (Insured; AMBAC)	3,205,000	3,711,454
Hillsborough County Industrial Development Authority, HR (Tampa General Hospital) 5.25%, 10/1/2015	3,000,000	3,248,700
Hillsborough County School Board, COP 5%, 7/1/2016 (Insured; MBIA)	2,625,000	2,829,881
Hollywood 5%, 6/1/2022 (Insured; FGIC)	2,755,000	2,993,969
Jacksonville:		
Guaranteed Entitlement Revenue (Refunding & Improvement) 5.375%, 10/1/2016 (Insured; FGIC)	3,080,000	3,443,779
Sales Tax Revenue:		
5.50%, 10/1/2014 (Insured; AMBAC)	1,500,000	1,683,465
5.50%, 10/1/2015 (Insured; AMBAC)	1,500,000	1,676,460
(River City Renaissance) 5.125%, 10/1/2018 (Insured; FGIC)	2,500,000	2,565,625
Lake Worth 5.80%, 10/1/2005 (Insured; AMBAC)	1,000,000	1,007,970
Lakeland, Electric and Water Revenue 5.90%, 10/1/2007	2,385,000	2,549,255
Lee County, Transportation Facilities Revenue 5.50%, 10/1/2015 (Insured; AMBAC)	2,500,000	2,794,100

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Florida (continued)		
Martin County, Utility System Revenue:		
5.50%, 10/1/2012 (Insured; FGIC)	1,065,000	1,214,601
5.50%, 10/1/2013 (Insured; FGIC)	1,485,000	1,707,691
Miami:		
5.80%, 12/1/2005 (Insured; FGIC)	1,340,000	1,357,768
Homeland Defense/Neighborhood		
5.50%, 1/1/2016 (Insured; MBIA)	3,000,000	3,345,330
Miami-Dade County, Public Service Tax Revenue (Umsa Public Improvements)		
5.50%, 4/1/2016 (Insured; AMBAC)	2,190,000	2,450,566
Miami-Dade County School Board, COP		
5.25%, 8/1/2008 (Insured; AMBAC)	2,500,000	2,673,100
Northern Palm Beach County Improvement District (Water Control & Improvement Unit Development) 5.75%, 8/1/2014	950,000	997,576
Ocala, Utility Systems Revenue		
5.25%, 10/1/2021 (Insured; FGIC)	1,000,000	1,115,370
Orange County, Tourist Development Tax Revenue		
5%, 10/1/2015 (Insured; AMBAC)	1,010,000	1,083,983
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare)		
6.25%, 10/1/2011 (Insured; MBIA)	1,770,000	2,073,077
Orlando Utilities Commission, Water and Electric Revenue:		
5.80%, 10/1/2006	6,030,000	6,262,034
5.80%, 10/1/2007	1,175,000	1,252,632
Palm Beach County:		
Criminal Justice Facilities Revenue		
5.375%, 6/1/2010 (Insured; FGIC)	1,825,000	2,017,428
Public Improvement Revenue (Convention Center)		
5.50%, 11/1/2013 (Insured; FGIC) (Prerefunded 11/1/2011)	1,785,000 [a]	2,017,371
Palm Beach County School Board, COP:		
6%, 8/1/2016 (Insured; FGIC) (Prerefunded 8/1/2010)	4,000,000 [a]	4,586,600
5.50%, 8/1/2018 (Insured; FSA) (Prerefunded 8/1/2012)	4,910,000 [a]	5,591,410
Palm Beach County Solid Waste Authority, Revenue		
5.50%, 10/1/2006 (Insured; AMBAC)	3,000,000	3,101,340

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Florida (continued)		
Saint Lucie County, Sales Tax Revenue		
(Refunding & Improvement)		
5.25%, 10/1/2022 (Insured; MBIA)	2,140,000	2,375,528
Tampa:		
Cigarette Tax Allocation (H Lee Moffitt Cancer)		
5%, 3/1/2008 (Insured; AMBAC)	2,000,000	2,111,180
Utility Tax and Special Revenue		
5.25%, 10/1/2021 (Insured; AMBAC)	1,000,000	1,107,440
Tampa Bay, Water Utility Systems Revenue		
5.125%, 10/1/2015		
(Insured; FGIC) (Prerefunded 10/1/2008)	3,205,000 [a]	3,457,522
Volusia County School Board, Sales Tax Revenue		
5.375%, 10/1/2015 (Insured; FSA)	4,000,000	4,477,880
U.S. Related−7.0%		
Children's Trust Fund of Puerto Rico, Tobacco Settlement		
Revenue, Asset Backed Bonds:		
5.75%, 7/1/2013 (Prerefunded 7/1/2010)	1,000,000 [a]	1,120,700
5.75%, 7/1/2014 (Prerefunded 7/1/2010)	3,000,000 [a]	3,362,100
Puerto Rico Commonwealth Highway and		
Transportation Authority, Revenue:		
Highway 5.50%, 7/1/2013 (Insured; MBIA)	2,500,000	2,841,875
Transportation 5.25%, 7/1/2012 (Insured; MBIA)	2,440,000	2,627,978
Puerto Rico Public Buildings Authority,		
Guaranteed Revenue (Government Facilities)		
5.25%, 7/1/2020 (Insured; XLCA)	2,000,000	2,313,120
Virgin Islands Public Finance Authority, Revenue		
5.625%, 10/1/2010	2,000,000	2,117,100
Total Long-Term Municipal Investments		
(cost $189,548,125)		**201,018,399**

Short-Term Investments−.7%		
Alachua County Health Facilities Authority,		
Health Facilities Revenue, VRDN (Shands		
Teaching Hospital) 2.48% (LOC; SunTrust Bank)	1,500,000 [b]	**1,500,000**

Total Investments (cost $191,048,125)	**98.5%**	**202,518,399**
Cash and Receivables (Net)	**1.5%**	**3,123,622**
Net Assets	**100.0%**	**205,642,021**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**HR**	Hospital Revenue
COP	Certificate of Participation	**IDR**	Industrial Development Revenue
FGIC	Financial Guaranty Insurance Company	**LOC**	Letter of Credit
FNMA	Federal National Mortgage Association	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FSA	Financial Security Assurance	**MFHR**	Multi-Family Housing Revenue
GNMA	Government National Mortgage Association	**VRDN**	Variable Rate Demand Notes
		XLCA	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	88.8
AA		Aa		AA	7.1
BBB		Baa		BBB	2.7
F1		MIG1/ P1		SP1/A1	.7
Not Rated [d]		Not Rated [d]		Not Rated [d]	.7
					100.0

[†] *Based on total investments.*

[a] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[c] *At June 30, 2005, the fund had $55,847,671 (27.2% of net assets) invested in securities insured by FGIC.*

[d] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	191,048,125	202,518,399
Cash		227,335
Interest receivable		3,104,660
Prepaid expenses		10,954
		205,861,348
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		115,502
Payable for shares of Beneficial Interest redeemed		37,243
Accrued expenses		66,582
		219,327
Net Assets ($)		**205,642,021**
Composition of Net Assets ($):		
Paid-in capital		193,120,259
Accumulated net realized gain (loss) on investments		1,051,488
Accumulated gross unrealized appreciation on investments		11,470,274
Net Assets ($)		**205,642,021**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		15,351,782
Net Asset Value, offering and redemption price per share–Note 3(d) ($)		**13.40**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2005 (Unaudited)

Investment Income ($):	
Interest Income	**4,736,494**
Expenses:	
Management fee–Note 3(a)	626,288
Shareholder servicing costs–Note 3(b)	116,611
Professional fees	29,316
Trustees' fees and expenses–Note 3(c)	19,305
Custodian fees	12,571
Prospectus and shareholders' reports	9,250
Registration fees	7,171
Loan commitment fees–Note 2	299
Miscellaneous	11,530
Total Expenses	**832,341**
Investment Income–Net	**3,904,153**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	1,046,853
Net unrealized appreciation (depreciation) on investments	(2,021,798)
Net Realized and Unrealized Gain (Loss) on Investments	**(974,945)**
Net Increase in Net Assets Resulting from Operations	**2,929,208**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2005 (Unaudited)	Year Ended December 31, 2004
Operations ($):		
Investment income–net	3,904,153	8,347,122
Net realized gain (loss) on investments	1,046,853	(9,469)
Net unrealized appreciation (depreciation) on investments	(2,021,798)	(2,848,735)
Net Increase (Decrease) in Net Assets Resulting from Operations	**2,929,208**	**5,488,918**
Dividends to Shareholders from ($):		
Investment income–net	(3,904,153)	(8,331,786)
Net realized gain on investments	–	(367,314)
Total Dividends	**(3,904,153)**	**(8,699,100)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	5,850,573	16,065,482
Dividends reinvested	2,578,950	5,791,128
Cost of shares redeemed	(21,369,210)	(40,243,059)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(12,939,687)**	**(18,386,449)**
Total Increase (Decrease) in Net Assets	**(13,914,632)**	**(21,596,631)**
Net Assets ($):		
Beginning of Period	219,556,653	241,153,284
End of Period	**205,642,021**	**219,556,653**
Capital Share Transactions (Shares):		
Shares sold	437,342	1,190,235
Shares issued for dividends reinvested	193,043	430,862
Shares redeemed	(1,596,477)	(2,998,932)
Net Increase (Decrease) in Shares Outstanding	**(966,092)**	**(1,377,835)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended June 30, 2005 (Unaudited)	Year Ended December 31,				
		2004	2003	2002	2001[a]	2000
Per Share Data ($):						
Net asset value, beginning of period	13.45	13.63	13.64	13.15	13.21	12.85
Investment Operations:						
Investment income—net	.25[b]	.49[b]	.49[b]	.53[b]	.58[b]	.59
Net realized and unrealized gain (loss) on investments	(.05)	(.16)	.04	.60	(.01)	.36
Total from Investment Operations	.20	.33	.53	1.13	.57	.95
Distributions:						
Dividends from investment income—net	(.25)	(.49)	(.49)	(.53)	(.58)	(.59)
Dividends from net realized gain on investments	–	(.02)	(.05)	(.11)	(.05)	–
Total Distributions	(.25)	(.51)	(.54)	(.64)	(.63)	(.59)
Net asset value, end of period	13.40	13.45	13.63	13.64	13.15	13.21
Total Return (%)	1.49[c]	2.49	4.00	8.75	4.37	7.58
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.80[d]	.79	.79	.80	.78	.81
Ratio of net investment income to average net assets	3.74[d]	3.63	3.64	3.96	4.33	4.59
Portfolio Turnover Rate	9.17[c]	12.63	20.68	33.26	22.97	11.45
Net Assets, end of period ($ x 1,000)	205,642	219,557	241,153	254,810	255,114	261,174

[a] *As required, effective January 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. There was no effect of this change for the period ended Decmber 31, 2001 and the ratios were not affected by this change. Per share data and ratios/supplemental data for periods prior to January 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Annualized.*

[d] *Not annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Florida Intermediate Municipal Bond Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of income exempt from federal income tax as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2004 were as follows: tax exempt income $8,331,786 and long-term capital gains $367,314. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended June 30, 2005, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60 of 1% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the fund's Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended June 30, 2005, the fund was charged of $57,536 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended June 30, 2005, the fund was charged $36,954 pursuant to the transfer agency agreement.

During the period ended June 30, 2005, the fund paid $1,998 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $101,385, chief compliance officer fees $1,998 and transfer agency per account fees $12,119.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A 1% redemption fee is charged and retained by the fund on certain shares redeemed within thirty days following the date of issuance, including redemptions made through the use of the fund's exchange privilege.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2005, amounted to $19,252,794 and $32,438,613, respectively.

At June 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled <u>In re Dreyfus Mutual Funds Fee Litigation</u> also named the Distributor, Premier Mutual Fund

Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. In November 2004, all named defendants moved to dismiss the Amended Complaint in whole or substantial part. Briefing was completed in May 2005.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Trustees held on May 24, 2005, the Board considered the re-approval of the fund's Management Agreement (the "Management Agreement") for an additional one-year term, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members who are not "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the Fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to the Management Agreement. The presentation included a detailed summary of the services provided to Dreyfus-managed mutual funds by each business unit within the Manager. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of the distribution channels of the fund as well as the distribution of other funds in the Dreyfus complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance and expense ratios, placing significant emphasis on comparisons to a group of comparable funds and the relevant Lipper category averages. The group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the fund. The Board members noted that the fund's total return performance for the one-, three- and five-year periods ended March 31, 2005 was higher than the fund's comparison group averages and Lipper category averages and for period ended March 31, 2005 was higher than the Lipper category average but lower than the comparison group average for such period. The Board members also noted that the fund's performance based on annualized income yields was higher than the comparison group and Lipper category averages for the one-, three-, five- and ten-year periods ended March 31, 2005. The Board members also discussed the fund's management fee and expense ratio, noting that the fund's management fee was lower than that of most of the funds in the comparison group, and also noting the expense ratio was lower than the applicable Lipper category average, but slightly higher than the comparison group average for total expenses.

There were no other mutual funds, or institutional or wrap fee separate accounts, that were managed by the Manager or its affiliates, with similar investment objectives, policies, and strategies as the fund.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding Dreyfus' approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The information also analyzed where any economies of scale might emerge

as fund assets grow. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale are predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each Trustee expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.
- The Board was satisfied with the fund's overall performance.
- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that, to the extent that the fund realizes material economies of scale, the Board would seek to do so.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

For More Information

Dreyfus
Florida Intermediate
Municipal Bond Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0740SA0605